UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                           DATRON SYSTEMS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   238173-10-8
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                              MATTHEW J. DAY, ESQ.
                          118 E. 25th Street, 8th Floor
                            New York, New York 10010
                                 (212) 614-0323
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Noticed and Communication)


                                  July 3, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filling of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


                              (Page 1 of 15 Pages)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                               Page 2 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR PLC
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           380,700
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      380,700
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      380,700
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 3 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         J O Hambro Capital Management (Holding) Limited
                         No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS
                         AF
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                         UNITED KINGDOM
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                    0
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                    30,700
 PERSON WITH      --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                               0
                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                               30,700
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         30,700
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              /X/
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.1%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                         HC
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 4 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       J O Hambro Capital Management Limited
                       No I.R.S. Identification Number
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF           7        SOLE VOTING POWER
    SHARES                              0
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH         8        SHARED VOTING POWER
 REPORTING                              30,700
PERSON WITH         ------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                                        0
                    ------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                        30,700
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        30,700
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                /X/
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        1.1%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                        IA
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 5 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American Opportunity Trust plc
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                           30,700
 PERSON WITH     --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      30,700
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      30,700
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IV
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 6 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Christopher Harwood Bernard Mills
                       No I.R.S. Identification Number
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF          7        SOLE VOTING POWER
   SHARES                            0
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH        8        SHARED VOTING POWER
 REPORTING                           411,400
PERSON WITH         ------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                     0
                    ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                     411,400
--------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       411,400
--------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.9%
--------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON
                       IN

================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 7 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Duncan Soukup
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 8 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      James Ozanne
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 9 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Peter Melhado
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 10 of 15 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Glen Lindemann
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      OO
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 11 of 15 Pages
-------------------------------              -----------------------------------

                            STATEMENT ON SCHEDULE 13D


     The following constitutes Amendment No. 9 to the Schedule 13D (the "Schedule 13D") jointly filed by Acquisitor plc, J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher H.B. Mills, Duncan Soukup, Peter Melhado, James Ozanne and Glen Lindemann (collectively, the "Reporting Persons"). Except as specifically amended by this Amendment No. 9, the Schedule 13D remains in full force and effect.

Item  4  is  hereby  amended  to  add  the  following:

Item  4.  Purpose  of  Transaction

     On July 3, 2001, Acquisitor wrote an open letter to shareholders of the Issuer (the "July 3rd Letter") in which it questioned, among other things, the Issuer's entering into a definitive agreement for its sale to The Titan Corporation without fully exploring all other options, including but not limited to the $52 million fully-financed, all cash expression of interest made by L-3 Communications Corporation. A copy of the July 3rd Letter is filed as an exhibit to this Schedule 13D and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such July 3rd Letter.

Item  7  is  hereby  amended  to  add  the  following:

Item  7.  Material  to  be  Filed  as  Exhibits.

     (k) Letter dated July 3, 2001 from Acquisitor plc to all shareholders of the Issuer.

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 12 of 15 Pages
-------------------------------              -----------------------------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 3, 2001

                                   ACQUISITOR PLC


                                   By: /s/ Duncan Soukup
                                       -----------------------------------
                                   Name:  Duncan Soukup
                                   Title: Managing Director

                                   J O HAMBRO CAPITAL MANAGEMENT
                                   (HOLDINGS) LIMITED


                                   By: /s/ R.G. Barrett
                                       -----------------------------------
                                   Name:  R.G. Barrett
                                   Title: Director

                                   J O HAMBRO CAPITAL MANAGEMENT
                                   LIMITED

                                   By: /s/ R.G. Barrett
                                       -----------------------------------
                                   Name:  R.G. Barrett
                                   Title: Director

                                   AMERICAN OPPORTUNITY TRUST PLC

                                   By: J O Hambro Capital Management Limited, Its investment advisor


                                   By: /s/ R.G. Barrett
                                       -----------------------------------
                                   Name:  R.G. Barrett
                                   Title: Director


                                   /s/ Christopher Mills
                                   ---------------------------------------
                                            CHRISTOPHER MILLS


                                   /s/ Duncan Soukup
                                   ---------------------------------------
                                            DUNCAN SOUKUP


                                   /s/ James Ozanne
                                   ---------------------------------------
                                            JAMES OZANNE

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 13 of 15 Pages
-------------------------------              -----------------------------------


                                   /s/ Peter Melhado
                                   ---------------------------------------
                                            PETER MELHADO


                                   /s/ Glen Lindemann
                                   ---------------------------------------
                                            GLEN LINDEMANN

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 14 of 15 Pages
-------------------------------              -----------------------------------


                                  EXHIBIT INDEX


EXHIBIT                                                                 PAGE

     (a) Administration, Management and Custody Management        Previously
Agreement dated as of January 7, 1993 between J O Hambro Capital filed Management (formerly named J O Hambro & Partners Limited) and
American Opportunity Trust.

     (b) Joint Filing Agreement dated as of January 4, 2001       Previously
among Holdings, J O Hambro Capital Management, American           filed
Opportunity Trust, Christopher Harwood Bernard Mills and
Acquisitor plc.

     (c) Letter dated April 24, 2001 from Acquisitor plc to       Previously
David A. Derby, Chairman, President and Chief Executive Officer   filed
of the Issuer.

     (d)  Joint Filing Agreement dated as of May 18, 2001, by     Previously
and among Acquisitor plc, C. Duncan Soukup, Peter Melhado, James filed Ozanne and Glen Lindemann.

     (e)  Nomination Letter dated May 18, 2001 from Acquisitor    Previously
plc to the Board of Directors of Datron Systems Incorporated.     filed

     (f)  Indemnification Agreement dated May 18, 2001, by and    Previously
between Acquisitor plc and C. Duncan Soukup.                      filed

     (g)  Indemnification Agreement dated May 18, 2001, by and    Previously
between Acquisitor plc and Peter Melhado.                         filed

     (h)  Indemnification Agreement dated May 18, 2001, by and    Previously
between Acquisitor plc and James Ozanne.                          filed

     (i)  Indemnification Agreement dated May 18, 2001, by and    Previously
between Acquisitor plc and Glen Lindemann.                        filed

     (j)  Letter dated May 18, 2001 from Acquisitor plc to the    Previously
Board of Directors of Datron Systems Incorporated.                filed

     (k)  Preliminary Proxy Statement.                            Previously
                                                                  filed

     (l)  Letter dated July 3, 2001 from Acquisitor plc to all    Page 15
shareholders of Datron Systems Incorporated.

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 15 of 15 Pages
-------------------------------              -----------------------------------
                                 ACQUISITOR PLC
                                 190 The Strand
                                     London
                                     England
                                    WC2R 1JN


                       OPEN LETTER TO DATRON SHAREHOLDERS

July  3,  2001

Re:  Datron  Systems  Incorporated

Dear  Fellow  Shareholders:

The past few weeks have been busy for Acquisitor plc, a significant shareholder of Datron ("Acquisitor"). We approached L-3 Communications Corporation ("L-3") regarding its interest in acquiring Datron Systems Incorporated ("Datron" or the "Company") at the same time that Datron was approached by The Titan Corporation ("Titan") to acquire Datron.

We find it interesting that David Derby, Datron's Chairman and Chief Executive Officer, and Datron's Board of Directors were conspicuous in their absence, having solicited neither the Titan offer nor the L-3 expression of interest.

Both Mr. Derby in his letter to Acquisitor dated May 4, 2001 (which is filed as an exhibit to Datron's Current Report on Form 8-K filed on May 4, 2001) and Mr. George Ball, Chairman of Philpott Ball, Datron's investment bankers, in his letter to Mr. Lanza, Chairman and CEO of L-3, dated June 25, 2001 have speculated on Acquisitor's agenda. We would therefore like to set the record straight as to Acquistor's intentions.

Acquisitor is in the business of creating value in its holdings and has never received more for its shares than have other shareholders. In fact, because Acquisitor expends considerable funds in taking an active role in the management of its holdings to enhance shareholder value, Acquisitor nets significantly less for its shares than shareholders who do not expend such funds.

Acquisitor met with Mr. Lanza and certain of his colleagues on May 24, 2001 to discuss a negotiated transaction involving Datron. As a result of that meeting, Mr. Lanza wrote to us on May 30, 2001 indicating L-3's interest in buying substantially all of the assets, and assuming the liabilities, of Datron, in a fully-financed, all-cash offer of $52 million. Promptly after we received the written expression of interest from L-3, we forwarded it to Mr. Derby. This expression of interest lapsed on June 8, 2001.

Subsequently, after discussions between Mr. Lanza and Acquisitor, on June 12, 2001, Mr. Lanza made the same written expression of interest directly to Mr.
Derby  and  the  Datron  Board  of  Directors.

Mr. Ball responded on behalf of Datron by letter dated June 13, 2001 (which is filed as an exhibit to Datron's Current Report on Form 8-K filed on June 27,
2001) stating that an estimated $6 million of the $52 million to be paid in the proposed asset purchase by L-3 would be required to pay taxes that the Company would have had to pay on the difference between the sale price and the Book Value of the Company's assets. We question why Datron did not negotiate with L-3 after Mr. Lanza submitted to Datron the $52 million fully-financed, all-cash expression of interest.

As can be seen from Mr. Lanza's letter of June 25, 2001 to Mr. Ball, Mr. Lanza is perplexed by the Datron Board's lack of common courtesy to even acknowledge the expression of interest in public, let alone their negotiating a transaction for the benefit of Datron's shareholders without fully exploring L-3's expression of interest. Unfortunately we were not privy to the conversation between Mr. Ball and Mr. Lanza and cannot therefore comment on how things were left between them.

We can, however, tell you that we hold Mr. Lanza in the highest regard and that we are shocked that no one from Datron's Board of Directors had the courtesy to explore Mr. Lanza's expression of interest with him directly. Given Mr. Derby's public commitment to enhance shareholder value, a quick phone call might have been time well spent. At the least we would have expected one of the Company's independent Directors to have been involved in any discussions with potentially interested parties. We are also concerned that Datron's Board of Directors would enter into a definitive agreement with a breakup fee without fully exploring all alternatives.

We would also like to address price. Unfortunately, we shareholders are sometimes in need of a reality check. If two major companies offer roughly the same price for another company it can sometimes be a pretty good indication of value. In reality given the outlook for Datron's business over the next few quarters, it might be difficult to justify a significantly higher price, based on information currently in the public domain. However, someone with all the facts might well have been in a better position to evaluate the fairness of both the L-3 expression of interest and the Titan offer. We question why the Board of Directors of Datron, having received an unsolicited expression of interest from L-3 as well as an offer from Titan, did not formally auction Datron in order to optimize value for all of Datron's stockholders. We also question why Datron's Board of Directors, having two potential suitors and probably others if they had tried to auction the Company, settled for the first firm offer they received. In the end, we did and do not care what suitor acquires Datron, only that all Datron's shareholders receive optimal value for their shares. We firmly believe that negotiating with L-3 and any other potential suitors, let alone conducting a formal auction process, would have been the best way to assure that shareholders receive optimal value.

Fellow shareholders, we cannot advise you whether to tender your Datron stock for Titan stock or not, nor would we presume to do so. We can, however, inform you of our intentions. FIRSTLY, WE WILL NOT BE MAKING ANY DECISION UNTIL AFTER WE HAVE REVIEWED IN DETAIL THE SOLICITATION MATERIAL. SECONDLY, MUCH AS WE ARE NOT INTERESTED IN OWNING TITAN STOCK, WE WILL REVIEW THE SITUATION AS IT DEVELOPS. UNLESS TITAN'S STOCK IS TRADING SUBSTANTIALLY IN EXCESS OF $20 PER SHARE WE WOULD HAVE LITTLE INTEREST IN EXCHANGING OUR DATRON SHARES FOR TITAN SHARES.



Sincerely,

Duncan  Soukup
Managing  Director
Acquisitor  plc

cc:  the Board of Directors of Datron Systems Incorporated


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